Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Year End Results

HONG KONG, December 1, 2011 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2011.

The company reported a net loss for the fiscal year ended March 31, 2011, of $1.56 million or $0.29 basic and diluted loss per share. Net sales for the fiscal year ended March 31, 2011 decreased 0.5% to $28.4 million from $28.5 million for the fiscal year ended March 31, 2010. Sales of scales and other business increased 3.2% and sales for telecommunications products decreased 32.0%. The increase in sales for scales and other business was the result of increased demand for consumer electronics scale products. The decrease in sales for telecommunications products was caused by the continuation of the Company’s decision to give up orders for telecommunications products with low profit margins. Bonso’s gross margin as a percentage of revenue decreased to approximately 12.8% during the fiscal year ended March 31, 2011, as compared to approximately 17.0% during the fiscal year ended March 31, 2010. The lower gross margin was primarily the result of the increased prices of raw materials and increased labor costs mainly due to an increase in the minimum wage in China.

Anthony So, the Chairman of Bonso, stated “We have faced increasing cost pressure as the result of inflation, increased prices of raw materials, and increased labor costs. We are fortunate that we have been able to raise our selling price on products to our major customers to offset the impact of these factors. In addition, we face the continuing challenge of the appreciation of the Chinese Yuan against the United States Dollar. Traditionally, we have sold our products in US dollars and paid our costs of manufacturing in Chinese Yuan since our manufacturing facilities are located in China.” Mr. So said, “I am very pleased to announce that after lengthy negotiations with some of our customers, they have agreed to purchase products in Chinese Yuan instead of the United States Dollar.”

Mr. So said, “We expect that demand for our products will continue to grow, and we are very optimistic about new products under development with large Fortune 500 companies, that will launch in year 2012.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31
	2010	2011
	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	8,085	5,407
Trade receivables, net	1,324	1,311
Other receivables, deposits and prepayments	1,359	708
Inventories	4,990	4,848
Income tax recoverable	1,569	1,944
Current assets of discontinued operations	200	5
Total current assets	17,527	14,223

Brand name and other intangible assets, net	3,855	4,031

Property, plant and equipment
Buildings	9,602	9,719
Construction-in-progress	476	1,801
Plant and machinery	20,037	20,884
Furniture, fixtures and equipment	3,288	3,146
Motor vehicles	448	445
	33,851	35,995
Less: accumulated depreciation and impairment	(31,544)	(32,437)
Property, plant and equipment, net	2,307	3,558
Total assets	23,689	21,812
Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts – secured	69	—
Notes payable	2,095	1,333
Accounts payable	2,632	2,729
Accrued charges and deposits	1,934	2,199
Income tax liabilities	7	24
Current portion of capital lease obligations	52	—
Current liabilities of discontinued operations	1,098	1,086
Total current liabilities	7,887	7,371

Income tax liabilities	2,595	2,595

Deferred income tax liabilities	19	19

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2010 and 2011- 5,577,639, - outstanding shares: 2010 and 2011 – 5,246,903	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: 2010 and 2011 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(9,372)	(10,932)
Accumulated other comprehensive income	2,240	2,439
	13,188	11,827

Total liabilities and stockholders’ equity	23,689	21,812

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Year ended March 31,
	2010	2011
	$ in thousands	$ in thousands

Net sales	28,543	28,387
Cost of sales	(23,693)	(24,760)
Gross profit	4,850	3,627

Selling expenses	(375)	(249)
Salaries and related costs	(2,539)	(2,716)
Research and development expenses	(580)	(334)
Administration and general expenses	(2,011)	(1,959)
Loss from operations	(655)	(1,631)
Interest income	103	6
Interest expenses	(69)	(56)
Foreign exchange loss	(522)	(130)
Gain on disposal of property	—	155
Gain on disposal of intangible assets	—	41
Other income	620	184
Loss before income taxes	(523)	(1,431)
Income tax expense	(9)	—
Loss from continuing operations	(532)	(1,431)
Loss from discontinued operations, net of tax	(126)	(129)
Net loss	(658)	(1,560)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	(152)	199
Comprehensive loss	(810)	(1,361)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

- basic and diluted
-Continuing operations	(0.10)	(0.27)
-Discontinued operations	(0.03)	(0.02)
	(0.13)	(0.29)

The diluted net loss per share was the same as the basic net loss per share for the fiscal year ended Mar 31, 2010 and 2011 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

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